Exhibit 21

Subsidiaries of the Registrant

Palomar Medical Technologies, Inc.	Delaware corporation

Palomar Medical Products, Inc.	Delaware corporation

Esthetica Partners, Inc.	Delaware corporation

Palomar Medical Technologies B.V.	The Netherlands corporation